Via EDGAR

  April 27, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Alan Campbell

Re:	Second Sight Medical Products, Inc.
Registration Statement on Form S-3
Filed April 16, 2021
File No. 333-255267

Acceleration Request

Requested Date:	April 28, 2021
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Second Sight Medical Products, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-255267) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld & Associates, at (310) 890-0790.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Aaron A. Grunfeld via email at agrunfeld@grunfeldlaw.com.

Second Sight Medical Products, Inc.

13170 Telfair Avenue

Sylmar, CA 91342 USA

www.secondsight.com

Securities and Exchange Commission

Re: Second Sight Medical Products, Inc.

April 28, 2021

Please direct any questions or comments regarding this acceleration request to Aaron A. Grunfeld at (310) 890-0790. Thank you.

Respectfully,

Second Sight Medical Products, Inc.

By: /s/ Scott Dunbar______

     Scott Dunbar

     Acting Chief Executive Officer

cc:	Aaron A. Grunfeld, Esq.